Filed Pursuant to Rule 433

Registration No. 333-294133

U.S. Bancorp

Medium-Term Notes, Series EE (Senior)

C$1,000,000,000 4.422% Fixed-to-Floating Rate Senior Notes Due November 5, 2032

Final Term Sheet

November 2, 2026

Issuer:	U.S. Bancorp

Issue:	4.422% Fixed-to-Floating Rate Senior Notes due November 5, 2032 (the “Notes”) issued pursuant to a Prospectus dated March 9, 2026, as supplemented by a Prospectus Supplement dated March 9, 2026, and a Pricing Supplement No. 4 dated November 2, 2026 (the “Pricing Supplement”)

Expected Ratings*:	DBRS: AA (low) (stable) Moody’s: A3 (stable) S&P: A (stable) Fitch: A (stable)

Principal Amount:	C$1,000,000,000

Price Date:	November 2, 2026

Issue Date:	November 5, 2026 (T+3)

Reset Date:	November 5, 2031

Maturity Date:	November 5, 2032

Fixed Interest Rate:	4.422% per annum payable in arrears for each semi-annual interest period during the fixed rate period, which is the period from, and including, the Issue Date to, but excluding, the Reset Date (the “Fixed Rate Period”).

Floating Interest Rate:	Floating Rate Benchmark as determined on the applicable Interest Determination Date plus 110 basis points per annum payable in arrears for each quarterly interest period during the floating rate period, which is the period from, and including, the Reset Date to, but excluding, the Maturity Date (the “Floating Rate Period”).

Floating Rate Benchmark:	Compounded CORRA determined for each quarterly interest period during the Floating Rate Period calculated in accordance with the terms and provisions as described in the Pricing Supplement.

Day Count Convention:

Fixed Rate Period: 30/360 for a full semi-annual interest period, resulting in two equal semi-annual payments, and Actual/365 (Fixed) for a period that is shorter than a full semi-annual interest period.

Floating Rate Period: Actual/365 (Fixed)

Minimum Interest Rate for Floating Rate Period:	0% per annum

Issue Spread:	+93 bps over the GoC Curve (CAN 3.00% 1SEP31 & CAN 1.50% 1DEC31) +93.9 bps (includes a curve adjustment of 0.9 bps) over the CAN 3.00% 1SEP31 (priced at $97.870 to yield 3.483%)

Yield to Reset Date:	4.422%

Issue Price:	C$100.00

Interest Payment Dates During the Fixed Rate Period:	During the Fixed Rate Period, the Notes will bear interest from, and including, the Issue Date to, but excluding, the Reset Date at a fixed annual rate of 4.422%, payable in equal semi-annual instalments on May 5 and November 5 in each year, with the first payment of interest due on May 5, 2027 and the last payment of interest due on the Reset Date.

Interest Payment Dates During the Floating Rate Period:	During the Floating Rate Period, the Notes will bear interest from, and including, the Reset Date to, but excluding, the Maturity Date at a rate equal to the Floating Interest Rate, subject to the Minimum Interest Rate and subject to modification as disclosed in the Pricing Supplement, payable on February 5, May 5, August 5, and November 5, commencing on February 5, 2032, and ending on the Maturity Date.

Regular Record Dates:	15 calendar days prior to each Interest Payment Date

Compounded CORRA:

For any Observation Period, the rate calculated in accordance with the following formula, with the resulting percentage rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.00000005 being rounded upwards:

where:

•

CORRA Compounded Indexstart is equal to the CORRA Compounded Index value on the date that is two Bank of Canada Business Days preceding the first date of the relevant interest period during the Floating Rate Period;

•

CORRA Compounded Indexend is equal to the CORRA Compounded Index value on the date that is two Bank of Canada Business Days preceding the interest payment date relating to such interest period during the Floating Rate Period (or, in the case of the final interest period of the Notes, the Maturity Date or, if the Issuer elects to redeem the Notes in part or in full, the Redemption Date for such Notes);

•

“CORRA Compounded Index” means the measure of the cumulative impact of CORRA compounding over time administered and published by the Bank of Canada (or any successor reference rate administrator); and

•

“d” for any Observation Period, means the number of calendar days in the relevant Observation Period.

Interest Determination Dates:	The date that is two Bank of Canada Business Days preceding the applicable Interest Payment Date during the Floating Rate Period (or, in the case of the final Interest Payment Date during the Floating Rate Period, the Maturity Date or earlier Redemption Date).

Observation Period:	With respect to each interest period during the Floating Rate Period, the period from, and including, the date that is two Bank of Canada Business Days preceding the first date in such interest period to, but excluding, the date that is two Bank of Canada Business Days preceding the Interest Payment Date for such interest period (or, in the case of the final Interest Payment Date, the Maturity Date or earlier Redemption Date).

Bank of Canada Business Day:	A day that Schedule I banks under the Bank Act (Canada) are open for business in Toronto, Ontario, Canada, other than a Saturday or a Sunday or a public holiday in Toronto (or such revised regular publication calendar for CORRA, the CORRA Compounded Index or an Applicable Fallback Rate (as defined in the Pricing Supplement) as may be adopted by the Reference Rate Administrator (as defined in the Pricing Supplement) from time to time).

Ranking:	The Notes will be senior unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other senior debt securities. Holders of the Notes may be fully subordinated to interests held by the U.S. government in the event the Issuer enters into a receivership, insolvency, liquidation or similar proceeding.

Governing Law:	New York

Optional Redemption:

On or after May 4, 2027 (180 days after the Issue Date) and prior to the Reset Date (one year prior to the Maturity Date), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount to be redeemed and rounded to three decimal places) equal to the greater of (i) the “Canada Yield Price” (as defined below) and (ii) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

In addition, the Issuer may redeem the Notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole or in part, at any time and from time to time, on or after October 5, 2032 (one month prior to the Maturity Date) and prior to the Maturity Date, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Notice of any redemption will be provided at least 5 but not more than 60 days before the Redemption Date to each holder of Notes to be redeemed. To the extent then required by applicable laws or regulations, the Notes may not be redeemed prior to their stated maturity without any requisite prior approvals from applicable regulators.

“Canada Yield Price” will be a price equal to the price of the notes (or the portion thereof to be redeemed) calculated to provide a yield to maturity, compounded semi-annually and calculated in accordance with generally accepted Canadian financial practice, equal to the sum of the Government of Canada Yield calculated as of approximately 10:15 a.m. (Toronto time) on the third business day in Toronto preceding the Redemption Date, plus 23 basis points, assuming for this purpose that the Notes would mature on November 5, 2031 (rather than the Maturity Date).

“Government of Canada Yield” means, on any date, with respect to any series of notes, the yield to maturity on such date, compounded semi-annually and calculated in accordance with generally accepted Canadian financial practice, which an assumed new issue of non-callable Government of Canada bonds denominated in Canadian dollars would carry if issued in Canada at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to maturity of such notes, assuming for this purpose that the Notes would mature on November 5, 2031 (rather than the Maturity Date). The Government of Canada Yield will be calculated by the Issuer as the average (rounded to three decimal places) of the bid-side yields determined by two major Canadian investment dealers selected by the Issuer.

Payments of Additional Amounts:	The Issuer will, subject to the exceptions and limitations set forth in the Pricing Supplement, pay as additional amounts (“Additional Amounts”) such amounts as are necessary in order that the net amount of such payment of the principal of and interest on a Note to a holder who is a U.S. Alien (as defined in the Pricing Supplement), after deduction for any present or future tax, assessment or governmental charge of a Relevant Jurisdiction (as defined in the Pricing Supplement) imposed by withholding with respect to the payment, will not be less than the amount provided for in such Note to be then due and payable.

Redemption for Tax Reasons:	If, as a result of any change in (including any announced prospective change), or amendment to, the laws or regulations of a Relevant Jurisdiction affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after November 5, 2026, the Issuer has or will become obliged to pay Additional Amounts with respect to the Notes, and the Issuer determines that such obligation cannot be avoided by the use of reasonable measures then available to it, the Issuer may, at its option, at any time, on not less than 10 nor more than 60 days’ prior written notice to holders of the Notes, redeem the Notes, in whole, but not in part, at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest, if any, thereon to, but excluding, the Redemption Date, subject to the conditions described in the Pricing Supplement.

Form of Notes:	Book-entry only Global Notes registered in the name of CDS & Co., as nominee of CDS Clearing and Depository Services Inc.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Canadian Offering Jurisdictions”). The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Canadian Offering Jurisdictions and, in particular, the Notes will only be sold in the Canadian Offering Jurisdictions pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) to purchasers that are “accredited investors” (as such term is defined in NI 45-106) or Section 73.3 of the Securities Act (Ontario), as applicable, who purchase the Notes as principal (or are deemed to be purchasing as principal) and that are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the SEC under the U.S. Securities Act of 1933, as amended.

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. The Issuer is not a reporting issuer in any province or territory of Canada. Except in the Province of Manitoba, unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes in Canada before the date that is four months and a day after the later of (i) November 5, 2026 and (ii) the date the Issuer becomes a reporting issuer in any province or territory of Canada. In the Province of Manitoba, unless otherwise permitted under applicable Canadian securities legislation or with the prior written consent of the applicable regulators, holders of the Notes must not trade the Notes before the date that is twelve months and a day after the date the holder acquired the Notes. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists, and there can be no assurance that a secondary market for the Notes will develop or, if such market develops, continue and be liquid. The Issuer currently has no intention of listing the Notes on any stock exchange in Canada or becoming a reporting issuer in Canada in the foreseeable future.

Prohibition of Sales to EEA and UK Retail Investors:	Applicable

Settlement:	CDS Clearing and Depository Services Inc. / Settlement is book-entry only through CDS

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$2,000 and integral multiples of C$1,000 in excess thereof. Payments of principal, premium, if any, interest and Additional Amounts, if any, on the Notes, including any payments made upon any redemption of the Notes, will be made in Canadian dollars. If the Canadian dollar is unavailable for a payment on the Notes due to the imposition of exchange controls or other circumstances beyond the Issuer’s control, or if the Canadian dollar is no longer used by the Canadian government or is no longer used for the settlement of transactions by public institutions of or within the international banking community (and is not replaced by another currency), then all payments in respect of the Notes may be made in U.S. dollars until the Canadian dollar is again available to the Issuer or so used.

Business Day:	Toronto and New York with respect to the Fixed Rate Period; New York, Toronto and Bank of Canada Business Day, with respect to the Floating Rate Period

Business Day Convention:	Following unadjusted business day convention, with respect to the Fixed Rate Period; modified following business day convention, with respect to the Floating Rate Period

Agents:	RBC Dominion Securities Inc., TD Securities Inc. and U.S. Bancorp Investments, Inc.

Co-Manager:	National Bank Financial Inc.

Calculation Agent:	U.S. Bank Trust Company, National Association

Paying Agent / Transfer Agent / Registrar:	Computershare Trust Company of Canada

Exchange Agent:	U.S. Bank Trust Company, National Association

CUSIP / ISIN:	902973BH8 / CA902973BH85

Method of Distribution:	Underwritten

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus supplement and a prospectus, registration statement No. 333-294133), filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the pricing supplement, prospectus supplement and the prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus supplement and the prospectus if you request them by contacting RBC Dominion Securities Inc. at 1-416-842-6311, TD Securities Inc. at 1-416-982-2243, and U.S. Bancorp Investments, Inc. at 1-877-558-2607.

The Issuer expects that delivery of the notes will be made against payment therefor on or about November 5, 2026, which is the third business day following the date of this final term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.